UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF Nº. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 190th MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 09, 2020.

1.           DATE, TIME AND PLACE: December 09, 2020, at 10:15 a.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 17, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.           CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Fiscal Board (“Fiscal Board”) where present, who subscribe to these minutes, therefore having a quorum. Also, attended the Meeting the Financial Director, Mr. Rodrigo Rossi Monari; the Senior Financial Manager, Mr. Kleston Santos Faria; the representative of the Directorate of Corporate Affairs, Mr. Vitor Gaggini Robles, as Secretary of the Meeting, in addition to the representatives of PriceWaterhouseCoopers Auditores Independentes (“PwC”), Mr. Rodrigo Marcatti and Ms. Talita Ferreira.

3.           AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the Fiscal Board members, who attended the Meeting, deliberated unanimously, as described below:

3.1. DISTRIBUTION OF INTEREST ON CAPITAL: The proposal of distribution of Interest on Capital (“IOC”) to be submitted to the deliberation of the Company’s Board of Directors, in the following terms:

“Proposal of deliberation of IOC based on the balance sheet of November 30, 2020, in the gross amount of R$260,000,000.00, which is equivalent to R$221,000,000.00 net of income tax. The interest per share equals R$0.15401254471 per common share (R$0.13091066300 net of income tax).

The credit of Interest on Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of December 28, 2020. After this date, the shares will be considered as “ex-Interest on Capital”.

The Interest on Capital will be charged to the mandatory minimum dividend for the fiscal year of 2020, “ad referendum” of the General Shareholders’ Meeting to be held in 2021 and the payment of these proceeds will be carried out until December 31, 2021, in a date to be defined by the Company’s Board.”

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF Nº. 02.558.157/0001-62 - NIRE 35.3.0015881-4

The Fiscal Board members unanimously issued a favorable opinion to the proposal, according to which consider such document in accordance to the applicable legislation.

3.2. DISTRIBUTION OF INTERIM DIVIDENDS: The proposal of distribution of Interim Dividends to be submitted to the deliberation of the Company’s Board of Directors, in the following terms:

“Proposal of deliberation of Dividends, “ad referendum” of the General Shareholders’ Meeting to be held in 2021, on the balance sheet of November 30, 2020, in the gross amount of R$1,200,000,000.00. The dividend per share equals R$0.71082712945 per common share.

The credit of Interim Dividends will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of December 28, 2020. After this date, the shares will be considered as “ex-Dividends”.

Dividends will the charged to the mandatory minimum dividend for the fiscal year of 2020, “ad referendum” of the General Shareholders’ Meeting to be held in 2021, and the payment of these proceeds will be carried out until December 31, 2021, in a date to be defined by the Company’s Board.”

The Fiscal Board members unanimously issued a favorable opinion to the proposal, according to which consider such document in accordance to the applicable legislation.

4. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. São Paulo, December 09, 2020.

Gabriela Soares Pedercini	Cremênio Medola Netto
Fiscal Board Member	Fiscal Board Member

Charles Edwards Allen	Vitor Gaggini Robles
Fiscal Board Member	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 11, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director